UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is Exhibit 1 containing the Notice of the 2010 Annual Meeting of Shareholders and related Proxy Statement of DryShips Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: August 4, 2010	By:	/s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 1121411 v2

Exhibit 1

 July 26, 2010

TO THE SHAREHOLDERS OF
DRYSHIPS INC.

Enclosed is a Notice of the 2010 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company") which will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 6, 2010 at 1:00 p.m. local time, and related materials.  The Notice of the Meeting and related materials can also be found at http://www.drys.agmdocuments.com/ASM2010.html

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect two Class C Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon and the adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

The Company's Annual Report, which contains the Company's audited financial statements for the fiscal year ended December 31, 2009, is available on the Company's website at www.dryships.com and can also be found at http://www.drys.agmdocuments.com/ASM2010.html.  Any shareholder may receive a hard copy of the Company's Annual Report, free of charge upon request.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman, Chief Executive Officer and President

DRYSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 6, 2010

NOTICE IS HEREBY given that the 2010 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company") will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 6, 2010 at 1:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class C Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 19, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

The Company's 2009 Annual Report, which contains the Company's audited financial statements for the fiscal year ended December 31, 2009, is available on the Company's website at www.dryships.com.  Any shareholder may receive a hard copy of the Company's 2009 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's Annual Report, can also be found at http://www.drys.agmdocuments.com/ASM2010.html.

By Order of the Board of Directors

Iro Bei
Secretary

July 26, 2010
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 6, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the "Company"), for use at the 2010 Annual Meeting of Shareholders to be held on September 6, 2010 at the Company's offices located at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 1:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 26, 2010. These materials can also be found at http://www.drys.agmdocuments.com/ASM2010.html.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 19, 2010 (the "Record Date"), the Company had outstanding 294,827,321 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market under the symbol "DRYS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

1

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has seven directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, after the initial term, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class C Directors expires at the Meeting.  Accordingly, the board of directors has nominated Chryssoula Kandylidis and George Demathas, who are Class C Directors, for election as director whose term would expire at the Company's 2013 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that this nominee will be able to serve, but if such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Chryssoula Kandylidis	55	Class C Director
George Demathas	57	Class C Director

Certain biographical information about the nominees is set forth below.

Chryssoula Kandylidis was appointed to the Company's board of directors on March 5, 2008, to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis.  Mrs. Kandylidis is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff Marine Inc.  Mrs. Kandylidis has also served as an Advisor to the Minister of Transport and Communications in Greece for matters concerning People with Special Abilities for the past three years on a voluntary basis.  Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d' Athenes.  She also holds a degree in Economics from the University of Geneva.  Mrs. Kandylidis is the sister of George Economou, the Company's Chairman, Chief Executive Officer and President.

George Demathas was appointed to the Company's board of directors on July 18, 2006.  As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industries in the USSR.  Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry.  Since 1996 he has invested in natural gas trunk pipelines in Central Asia.  Mr. Demathas has a B.A. in Mathematics and Physics from Hamilton College in New York and an M.S. in Electrical Engineering and Computer Science from Columbia University.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

2

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2010.

On April 12, 2010, the Audit Committee of the Company approved the engagement of Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2010.  The Company engaged Ernst & Young – Greece as its new independent registered public accounting firm as of April 14, 2010.  The Company's previous independent registered public accounting firm was Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte").

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2009 and 2008, and through the period ended April 12, 2010, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter of such disagreements in their reports.

Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The board of directors has retained Okapi Partners LLC ("Okapi Partners") as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
(212) 297-0720
Toll Free:  (877) 869-0171
info@okapipartners.com.

3

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Iro Bei
Secretary

July 26, 2010
Athens, Greece

4